1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3 Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com
ADVANCING TO PRODUCTION
6500 County Road 666, Hoyt Lakes, MN 55750-0475
TSX: POM, AMEX: PLM	Tel: 218-225-4417 / Fax: 218-225-4429

NEWS RELEASE	2008-10

MINNESOTA DNR UPDATES POLYMET EIS PROGRESS

Hoyt Lakes, Minnesota, August 12, 2008 - PolyMet Mining Corp. (TSX: POM; AMEX: PLM) (“PolyMet” or the “Company”) reported today that the State of Minnesota has committed to completing the PolyMet draft Environmental Impact Statement (“EIS”) by the end of September. This will provide time to complete an expanded statistical analysis of water quality predictions that forms part of the State’s environmental review of PolyMet’s development-stage copper-nickel-precious metals mine located in northeastern Minnesota.

The Minnesota Department of Natural Resources (“MDNR”) and the U.S. Army Corps. of Engineers (“USACE”), jointly the “Lead Agencies”, are preparing the draft EIS. As previously reported, the EIS Contractor, who works on behalf of the Lead Agencies, delivered 14 of 19 chapters in early June and these chapters have been reviewed by other cooperating agencies participating in the EIS, and their comments are being incorporated into the draft EIS. With the exception of the data recently requested for the statistical analysis, PolyMet has delivered all of the technical information requested for the remaining 5 chapters, which the EIS Contractor is completing.

The MDNR has added an expanded sensitivity analysis of water quality predictions that forms part of the environmental review. This expanded scope of work was not originally planned by the EIS Contractor and, as a result of contractor manpower availability, the draft EIS will now be completed in late September.

Mark Holsten, Commissioner of the MDNR said, “The State of Minnesota recognizes the importance of copper-nickel mining to the State. We are committed to publishing a thorough and complete draft EIS that provides the public with the information it needs to understand the PolyMet project. We are committed to completing the draft EIS by the end of September, with official public notice marked by publication in the State’s Environmental Quality Board (EQB) Monitor in mid- October.” Joe Scipioni, President and CEO stated, “After more than three years and $15 million of environmental testing, modeling and analysis, the State needs to move the environmental review into the public domain so that the local communities and other interested parties can form their own opinions and express their views.”

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PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	“Joe Scipioni”
Joe Scipioni, President

For further information, please contact:
William Murray	Joe Scipioni
Executive Chairman	President & Chief Executive Officer
+1 (604) 669-4701	+1 (218) 225-4417
wmurray@polymetmining.com	jscipioni@polymetmining.com
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Governmental and Environmental Affairs
+1 (646) 879-5970	+1(218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

     This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change. Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.